   As filed with the Securities and Exchange Commission on February 1, 2001
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               ________________

                                  SCHEDULE TO
                                (Rule 14d-100)
     TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1) OR SECTION 13 (e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               _________________

                            TELOCITY DELAWARE, INC.
                      (Name Of Subject Company (Issuer))

                            DIRECTV BROADBAND INC.,
                         a wholly owned subsidiary of
                        HUGHES ELECTRONICS CORPORATION
                     (Names Of Filing Persons (Offerors))

                               _________________

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title Of Class Of Securities)

                                   87971D103
                     (Cusip Number Of Class Of Securities)

                               _________________

                                LARRY D. HUNTER
                                VICE PRESIDENT
                        HUGHES ELECTRONICS CORPORATION
                          200 N. SEPULVEDA BOULEVARD
                         EL SEGUNDO, CALIFORNIA  90245
                                (310) 662-9688

          (Name, Address And Telephone Number Of Person Authorized To Receive Notice And Communications On Behalf Of Filing Persons)

                               _________________

                                  COPIES TO:
                               GARY OLSON, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                        LOS ANGELES, CALIFORNIA  90071
                                (213) 485-1234

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                        Amount of Filing Fee
       ---------------------                         --------------------
           $176,829,116                                    $35,367
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 81,356,495 outstanding shares of common stock of Telocity Delaware, Inc. at a purchase price of $2.15 per share. The transaction value also includes (a) the offer price of $2.15 per share less $1.41 per share (which is the weighted average exercise price per share of outstanding options which have an exercise price below $2.15) multiplied by 352,753
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(which is the number of outstanding options which have an exercise price below
$2.15); (b) the offer price of $2.15 per share less $1.75 (which is the expected per share purchase price of shares to be purchasable under the employee stock purchase plan of Telocity Delaware, Inc., based on the closing stock price of Telocity Delaware, Inc. on January 30, 2001, $2.06) multiplied by 80,000 (which is the expected number of shares to be purchasable under the employee stock purchase plan of Telocity Delaware, Inc.); and (c) the offer price of $2.15 per share less $.087 (which is the weighted average exercise price per share of outstanding warrants which have an exercise price below $2.15) multiplied by 785,018 (which is the number of outstanding warrants which have an exercise price below $2.15). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filings.


-------------------------------------------------------------------------------
Amount Previously Paid:   _______________   Filing Party: _____________

Form or Registration No.: _______________   Date Filed:   _____________
-------------------------------------------------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction to Rule 13a-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


Item 1.  Summary Term Sheet

         The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the subject company is Telocity Delaware, Inc., a Delaware corporation ("Telocity" or the "Company"), and the address is 10355 North De Anza Boulevard, Cupertino, California 95104. The telephone number of the Company is (408) 863-6600.

         (b) This Statement relates to the offer by DIRECTV Broadband Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hughes Electronics Corporation, a Delaware corporation, to purchase all outstanding shares of common stock of the Company, par value $.001 per share (the "Shares"), at $2.15 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

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         (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3.  Identity and Background of the Filing Person.

         The information set forth in "Certain Information Concerning Hughes and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         The information set forth in "Introduction," "Terms of the Offer," "Certain United States Federal Income Tax Consequences," "Certain Information Concerning Telocity," "Source and Amount of Funds," "Background of the Offer; Past Contacts or Negotiations with Telocity," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for Telocity" and "Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth in "Background of the Offer; Past Contacts or Negotiations with Telocity," "Certain Information Concerning Hughes and the Purchaser," "The Merger Agreement; Other Arrangements" and "Purpose of the Offer; Plans for Telocity" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Purpose of the Tender Offer and Plans or Proposals.

         The information set forth in "Introduction," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for Telocity," "Certain Effects of the Offer" and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

         The information set forth in "Introduction," "Certain Information Concerning Telocity," "Certain Information Concerning Hughes and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         The information set forth in "Introduction" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

         Not applicable.

Item 11. Additional Information.

         The information set forth in "The Merger Agreement; Other Arrangements" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.  Exhibit Name

(a)(1)       Offer to Purchase dated February 1, 2001.

(a)(2)       Letter of Transmittal.

(a)(3)       Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press Release issued jointly by Hughes Electronics Corporation and Telocity Delaware, Inc. on December 21, 2000 (incorporated herein by reference to the Schedule TO filed by DIRECTV Broadband Inc. and Hughes Electronics Corporation on December 21, 2000).

(a)(8) Transcript of teleconference concerning the proposed transaction between Hughes Electronics Corporation and Telocity Delaware, Inc. filed on December 26, 2000 (incorporated herein by reference to the Schedule TO filed by DIRECTV Broadband Inc. and Hughes Electronics Corporation on December 26, 2000).

(a)(9) Summary Advertisement as published in The New York Times on February 1, 2001.

(a)(10) Press Release issued jointly by Hughes Electronics Corporation and Telocity Delaware, Inc. filed February 1, 2001.

(b)          Not Applicable.

(d)(1) Agreement and Plan of Merger, dated as of December 21, 2000, by and among Hughes Electronics Corporation, DIRECTV Broadband Inc. and Telocity Delaware, Inc.

(d)(2) Tender and Stockholder Support Agreement, dated as of December 21, 2000, by and among Hughes Electronics Corporation, DIRECTV Broadband Inc. and the stockholders listed on Annex A thereto.

(d)(3) Convertible Subordinated Note, dated as of February 1, 2001, by and between Hughes Electronics Corporation and Telocity Delaware, Inc.

(d)(4) Bilateral Agreement for Exchange of Proprietary Information dated July 28, 2000 between DIRECTV Enterprises, Inc. and Telocity Delaware, Inc.

(d)(5) Letter Agreement re: Confidentiality and Exclusivity, dated as of December 4, 2000, by and between Hughes Electronics Corporation and Telocity Delaware, Inc.

(g)          Not applicable.

(h)          Not applicable.
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                                         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         DIRECTV Broadband Inc.

                                         By: /s/ Janet Williamson
                                         Name: Janet Williamson
                                         Title: Corporate Secretary



                                         Hughes Electronics Corporation

                                         By: /s/ Janet Williamson
                                         Name: Janet Williamson
                                         Title: Corporate Secretary


Dated: February 1, 2001



                                 EXHIBIT INDEX

Exhibit No.  Exhibit Name

(a)(1)       Offer to Purchase dated February 1, 2001.

(a)(2)       Letter of Transmittal.

(a)(3)       Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press Release issued jointly by Hughes Electronics Corporation and Telocity Delaware, Inc. on December 21, 2000 (incorporated herein by reference to the Schedule TO filed by DIRECTV Broadband Inc. and Hughes Electronics Corporation on December 21, 2000).

(a)(8) Transcript of teleconference concerning the proposed transaction between Hughes Electronics Corporation and Telocity Delaware, Inc. filed on December 26, 2000 (incorporated herein by reference to the Schedule TO filed by DIRECTV Broadband Inc. and Hughes Electronics Corporation on December 26, 2000).

(a)(9) Summary Advertisement as published in The New York Times on February 1, 2001.

(a)(10) Press Release issued jointly by Hughes Electronics Corporation and Telocity Delaware, Inc. filed February 1, 2001.

(b)          Not Applicable.

(d)(1) Agreement and Plan of Merger, dated as of December 21, 2000, by and among Hughes Electronics Corporation, DIRECTV Broadband Inc. and Telocity Delaware, Inc.

(d)(2) Tender and Stockholder Support Agreement, dated as of December 21, 2000, by and among Hughes Electronics Corporation, DIRECTV Broadband Inc. and the stockholders listed on Annex A thereto.

(d)(3) Convertible Subordinated Note, dated as of February 1, 2001, by and between Hughes Electronics Corporation and Telocity Delaware, Inc.

(d)(4) Bilateral Agreement for Exchange of Proprietary Information dated July 28, 2000 between DIRECTV Enterprises, Inc. and Telocity Delaware, Inc.

(d)(5) Letter Agreement re: Confidentiality and Exclusivity, dated as of December 4, 2000, by and between Hughes Electronics Corporation and Telocity Delaware, Inc.

(g)          Not applicable.

(h)          Not applicable.